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                                                                  Exhibit T3B-68

                               HEBER LOAN PARTNERS

                             PARTNERSHIP AGREEMENT

                  THIS AGREEMENT is made and entered into this ___th day of March, 1989, by and between ERC ENERGY, INC., a Delaware corporation ("ERC ENERGY"), a wholly owned subsidiary of ERC INTERNATIONAL, INC., a Delaware corporation ("ERC INTERNATIONAL"), and CENTENNIAL GEOTHERMAL CO., a Delaware corporation ("CENTENNIAL THERMA, a wholly owned subsidiary of CENTENNIAL ENERGY, INC., a Delaware Corporation ("CENTENNIAL"). ERC ENERGY and CENTENNIAL GEOTHERMAL are each collectively as the "Partners." ERC INTERNATIONAL and CENTENNIAL are each hereinafter sometimes referred to individually as "Parent" and collectively as "Parents."

                                   WITNESSETH:

                  WHEREAS, CENTENNIAL GEOTHERMAL and DRAVO ENERGY', INC. ("DRAVO ENERGY") formed Heber Geothermal Company, a California general partnership, for the purpose of designing, constructing and operating a certain electrical generating station located in Heber, California; and

                  WHEREAS, ERC ENERGY will purchase and acquire all of the issued and outstanding shares of DRAVO ENERGY and then merge into DRAVO ENERGY with DRAVO ENERGY as the surviving

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corporation, and through such merger DRAVO ENERGY (which simultaneously with the merger will change its name to ERC ENERGY) will, succeed, by operation of law, to all of the assets and of ERC ENERGY and will continue to be, a partner in Heber Geothermal Company; and

                  WHEREAS, ERC ENERGY desires to borrow $4.2 million in order to, inter alia, purchase the shares of DRAVO ENERGY and effect the aforementioned merger and CENTENNIAL GEOTHERMAL desires to borrow $4.2 million in order to, inter alia, repay certain indebtedness owed to DRAVO ENERGY; and

                  WHEREAS, ERC ENERGY and CENTENNIAL GEOTHERMAL desire to form a general partnership under the laws of the State of California to facilitate the above described borrowings as well as for the other purposes and en the terms and conditions stated in this Agreement.

                  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements of the parties herein contained, ERC ENERGY and CENTENNIAL GEOTHERMAL hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  Section 1.01. Definitions. For purposes-of this Agreement certain terms and provisions used herein are defined as follows:

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                  Capital Account. "Capital Account" shall mean the account
established pursuant to Section 3.03 hereof.

                  Facility. "Facility" means that certain electrical power generating station constructed by the Operating Partnership in Heber, California together with all' related properties and equipment owned, leased, or otherwise controlled by-the Operating Partnership from time to time and used in connection with the Operating' Partnership's business.

                  Management Committee. "Management Committee" shall mean the committee established in accordance with Article IV.

                  Open Account. "Open Account" shall mean the account established pursuant to Section 3.04 hereof.

                  Operating Partnership. "Operating Partnership" means Heber Geothermal Company, a California Partnership formed under and pursuant to the Operating Partnership Agreement for the purpose

                  Operating Partnership Agreement. The term "Operating Partnership Agreement" means the amended partnership agreement entered into by and between DRAVO ENERGY and CENTENNIAL GEOTHERMAL, including all amendments thereto.

                  Ownership Interests. The term "Ownership Interests" means all of the Partners' rights and interest in the Partnership.

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                  Partnership. The "Partnership" shall mean the partnership
created by this Partnership Agreement.

                  Partnership Agreement. The term "Partnership Agreement" or "Agreement" shall mean this agreement, as it may be amended from time to time, in writing by the Partners, together with all Exhibits hereto.

                                   ARTICLE II

                           FORMATION OF A PARTNERSHIP

                  Section 2.01. Formation of Partnership. ERC ENERGY and CENTENNIAL GEOTHERMAL hereby enter into and form a general partnership (the "Partnership") under the California Uniform Partnership Act (the "Act") for, the purposes set forth herein. Except as expressly provided herein to the contrary, the rights and obligations of the Partners shall be governed by the Act. All real and personal property owned by the Partnership shall, be held in the Partnership name and not in the names of the Individual Partners, and no Partner shall have- any individual ownership in such property except for its property rights as a Partner.

                  Section 2.02. Purposes. The Partnership is intended to be a profit making enterprise and is formed for the following limited purposes:

                  (1) To serve as the nominal borrower of the proceeds of one or more loans for the benefit of the Partners and to lend

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the proceeds of such borrowings to the Partners for any purpose related to the
Facility;

                  (2) To acquire by purchase or in satisfaction of indebtedness owed to the Partnership by a Partner, or otherwise, all or a portion of a Partner's partnership interest in, and to become a partner in, the Operating Partnership;

                  (3) To obtain all financing necessary to carry out the business of the Partnership including the power to provide a security interest in all or some of the Partnership's assets; and

                  (4) To carry on any other activities necessary or incidental to the conduct of the Partnership business.

                  The Partnership shall not engage' in any other business or' activity without the written agreement of both Partners. The Partnership is empowered to do any and all things necessary, appropriate or convenient for the furtherance and accomplishment of its purposes and for the protection and benefit of the Partnership and its properties.

                  Section 2.03. Name and Principal Place of Business. The business of the Partnership will be conducted under the name of Heber Loan Partners ("HLP") and its principal place of business shall be at San Francisco, California. The principal place of business may be changed from time to time, and other places of business may be established by actions taken in

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accordance with the provisions of this Agreement that govern management of the
Partnership's business and affairs. Each Partner shall execute all assumed or fictitious name certificates required by law in connection with the use of the Partnership name.

                  Section 2.04. Term. The Partnership shall commence as of the date of this Agreement and shall continue until the happening of one of the following events, whichever is the latest to occur:

                  (1) Except for the events referred to in Section 8.01(1), (2),
(3), (4) and (5), upon notice by either Partner hereto if the other Partner shall willfully fail to perform its obligations hereunder and such failure shall continue for a period of at least three (3) months after written `notice thereof from the Partner claiming such default; provided, however, that in case of a dispute as to whether or not such default exists, the time within which the Partner in default may cure such default shall not commence to run until it shall have been finally adjudicated by a court of last resort having jurisdiction that such Partner is in default;

                  (2) Three (3) months, after the winding up of the partnership affairs of the Operating Partnership following its dissolution.

                  (3) By mutual agreement of the Partners.

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                                  ARTICLE III

                                    CAPITAL

                  Section 3.01. Capital and Working Capital. ERC ENERGY and CENTENNIAL GEOTHERMAL shall contribute capital or working capital to the Partnership in such amounts and at such times as directed by the Management Committee.

                  Section 3.02. Annual Division of Profit or Loss. All annual net profits or losses of the Partnership will be divided equally between ERC ENERGY and CENTENNIAL GEOTHERMAL. For purposes of crediting or charging Capital Accounts, the profit or loss of the Partnership' shall be computed from the income and deductions properly reportable by the Partnership for federal income tax purposes (plus any income specifically exempted from federal income tax).

                  Section 3.03. Capital Accounts. A Capital Account shall be established for each Partner on the books of the Partnership. There shall be credited to the Capital Account of each Partner (i) the amount of cash contributed by the Partner from time to time, (ii) the tax basis (net of liabilities assumed) of any property contributed by such Partner, and (iii) its Share of profits of the Partnership, as determined under Section 302 hereof. There shall be charged against each Partner's Capital Account (i) the amount of all distributions

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made by the re to such Partner and (ii) its share the Partnership as determined under Section 3.02 hereof.

                  Section 3.04. Open Account. An individual Open Account shall be established and maintained for each Partner. Advances made by each Partner which' are not capital contributions will be credited to the individual Partner's Open Account. Temporary advances of cash by the Partnership to a Partner, other than distributions from the Capital Account, shall only be made for the furtherance of the business of the Partnership and shall be charged to the Partner's Open Account. Interest on, and repayment terms and conditions for, advances through the Open Account shall be determined by the Management Committee and no advances through' the Open Account shall be made prior to such determination as to each such advance by the Management Committee.

                  A credit balance in a Partner's Open Account shall constitute a liability of the Partnership to that Partner and shall not constitute a part of that Partner' $ Capital Account. A debit balance in a Partner's Open Account shall constitute an obligation of that Partner to the Partnership and shall not constitute a part of that Partner's Capital Account.

                  Section 3.05. Distributions.

                  (a) Partnership cash shall be allocated and distributed regularly to the Partners fifty percent (50%) to ERC

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ENERGY and fifty percent (50%) to CENTENNIAL GEOTHERMAL, after due allocation for the cash necessary for the operation of the requirements of any Partnership indebtedness. Cash necessary for operation of the Partnership business is defined as the amount of cash necessary for thirty (30) days of normal operation to pay accounts payable, payroll, and other operating expenses (other than income taxes).

                  (b) During any year, the Partnership may make advances on account of distributions on an interim basis, per month or per quarter. The annual cash flow budget will be revised as appropriate but no less frequently than on a quarterly basis and previous distributions during the year together with subsequent distributions will be adjusted to the proportions set forth in the revised annual cash flow budget. A final unaudited statement of cash flow for the year will be prepared and all interim cash withdrawals for that year will, be adjusted to the proportions indicated on the final statement of cash flow as soon as practicable.

                                   ARTICLE IV

                                   MANAGEMENT

                  Section 4.01. Overall Management of the Partnership. Each of the Partner's rights in the management of the business of the Partnership shall be exercised through the

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Management Committee in accordance with the provisions of this ARTICLE IV.

                  The Partners shall act through a Management Committee composed of two (2) members, consisting of one (1) representative appointed by ERC ENERGY and one (1) representative appointed by delivered one Partner to the other, Each member of the Management Committee shall have one (1) vote in all Management Committee decisions. Except as otherwise provided herein, the Management Committee will conduct its proceedings in accordance with such rules as it may from time to time establish and will keep minutes of its meetings and the actions taken by it.

                  Members of the Management Committee may attend meetings and vote either in person or through duly authorized proxies. Partnership action shall be governed by unanimous vote of the Management Committee. The powers and responsibilities of the Management Committee shall include, but not be limited to, action on and resolution of the following matters.

         (1) Amendment of this Agreement so as to affect the substantive rights or obligations of either or both Partners hereto.

         (2) Sales or other disposition of any asset of the Partnership the disposition of which asset would materially impair or change the conduct of the ordinary business of the Partnership as contemplated by this Agreement.

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         (3)      Termination of the Partnership otherwise than as provided for in Section 2.04 or 8.02 of this Agreement.

         (4) Approval of distributions of Partnership cash, subject, however, to the provisions of Section 3.05 of this Agreement.

         (5) A voluntary prepayment or extension of debt incurred by. the Partnership in connection with the Partnership's lending of such borrowed funds to the Partners.

         (6) Approval of long range plans and annual capital, revenue and expense budgets and plans, including financial plans and accounting policies.

         (7) Authorization of any individual expenditure over $5,000 not previously approved as part of a capital budget.

         (8)      Approval of any borrowing of money.

         (9) Approval to commit the credit of the Partnership, other than to trade creditors in the normal course of business.

         (10) Voting of the Partnership's interest in, or exercising any right of the Partnership as a partner in, the Operating Partnership.

         (11)     Advances by the Partnership to the Partners under Section
                  3.04.

         (12)     Select, remove and replace the General Manager.

         (13) Any other matters that the Executive Committee determines to be a power or responsibility of the Management Committee.

                  Meetings of the Management Committee shall be held regularly but not less than quarterly, or may be called at any time by any representative or by the General Manager upon reasonable notice of the time and place of such meeting to each

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representative. Such notice may be waived by the written consent of the representatives of each of the Partners. Each Partner shall pay its own expenses and those of its representatives on the Management Committee.

                  Section 4.02. Management of the Partnership. The General Manager, selected by the Executive Committee, shall have the general charge, supervision and conduct of the day-to-day operations of the Partnership.

                  Section 4.03. General Manger. A General Manager, who shall have the responsibilities and authorities of the chief operating officer for the Partnership, shall be appointed by the Management Committee, shall serve at the will of the Management Committee and shall be responsible to and report to the Partners.

                  Section 4.04. Reimbursement for Employees of a Partner or Affiliate. Any employee of a Partner or its affiliate who, at the request of the Partnership, is loaned to the Operating Partnership to perform necessary services shall be paid by the Partner or affiliate by whom they are employed. The Partnership shall' pay such Partner or affiliate any amounts received by the Partnership from the Operating Partnership on account of such services. In the case of personnel of a Partner performing services on a part-time basis on behalf of the Partnership, the Partnership shall reimburse such Partner for

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the actual costs (inclusive of direct and indirect costs and allocable overhead)
which shall be determined on the basis of records reflecting the time spent in rendering services for the Partnership.

                                    ARTICLE V

                                   TAX MATTERS

                  Section 5.01. Considered a Partnership. Heber Loan Partners is intended to be and shall constitute a "partnership" for federal income tax purposes, within the meaning of Section 761(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and the rules and regulations promulgated thereunder. It is agreed that the income of the Partners attributable to the partnership taxable for federal income tax purposes shall be determined under the provisions of Subchapter K of the Code relating taxation of partners and partnerships, or by superseding legislation rules or regulations enacted in lieu thereof. Each Partner further agrees not to take any action or make any election not to be so treated for purposes of the Code. The Partners, acting through the Management Committee, will make common `elections at the partnership level required by or permitted under the Code.

                  Section 5.02. Allocation of Income. All items of income, gain, loss or' deduction reportable for tax purposes (as well as any tax credits arising from partnership activity and

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the cost or basis of property with respect to which tax credits may be available) in any year shall be allocated for tax purposes between the Partners in the same percentages as the profits or losses of the partnership are allocated during such year.

                                   ARTICLE VI

                          BOOKS AND RECORDS: ACCOUNTING

                  Section 6.01. Books. The Partnership shall, maintain at the Partnership offices at the Facility accurate and complete books and records, on the accrual basis, in accordance with generally accepted accounting principles (which, having been adopted by the Management Committee, shall not be changed without mutual consent), showing all costs, expenditures, sales, receipts, assets and liabilities, and profits and losses, and all other records necessary, convenient or incidental to recording the Partnership's business and affairs. The Partnership's fiscal year shall end December 31. The books and records of the Partnership shall be open to inspection by each' Partner or its designated representative at any reasonable time during business hours.

                  Section 6.02. Records. Within ninety (90) days after the end of each fiscal year of the Partnership, the Partnership shall furnish to each of the Partners an annual, report which shall. include the Partnership' a federal and state income tax

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returns which it is proposed that the Partnership shall file for that fiscal year, and unaudited statements of income, changes in financial position, and balance sheet for the fiscal year then ended and any additional information that the Partners or either of them may require.

                  Promptly after the end of each quarter, including the last quarter of the fiscal year, there shall be prepared an unaudited balance sheet showing the Partnership's assets and liabilities at the close of the quarter and an unaudited statement of income and a cash flow statement showing the results of its operations for the quarter. Each of the Partners or their representatives upon notice in writing to the Partnership shall have the right to audit the Partnership's books and accounts for any accounting period within the 24 month period following the end of such accounting period; provided, however, the Partnership shall not be required to make any adjustments, as to any Partner, unless and to the extent that such Partner took written exception to the books and accounts and made a claim upon the Partnership for any discrepancies disclosed by said audit within such 24 month period except for claims arising from a determination of any governmental agency that any portion of such books or accounts is erroneous. The expense of all such audits conducted at the request of a Partner

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shall be borne by the Partner requesting' the audit and shall not be an expense of the Partnership.

                                   ARTICLE VII

                        TRANSFER OF PARTNERSHIP INTEREST

                  Section 7.01. Restrictions on Transfer, Changes in Ownership of Partner. No Partner may at any time assign, convey, mortgage, pledge or otherwise dispose of ("transfer") all, or any part of its Ownership Interest in the Partnership or interest in this Agreement, nor' shall control (i e., ownership of more than 50% of the outstanding beneficial ownership interests) of any Partner (or of any upstream entity in control of any Partner) be transferred, whether by merger, sale of assets, sale of stock, consolidation, combination or other corporate reorganization except in accordance with the right of first refusal provisions of this Article VII. In this Article VII only, the Partner (or an entity controlling the Partner, as the case may be) proposing, the transfer is the "Seller," the continuing Partner is the "Buyer," and "Shares" shall mean the Ownership Interest or corporate stock to be transferred, as the case may be.

                  Section 7.02. First Refusal Rights and Obligations. In the event of a proposed transfer of Shares as described in Section 7.01, the following provisions shall apply.

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         (1)      Notice. Seller shall notify Buyer in writing of Seller's
                  intent to transfer Shares, which notice ("Initial Notice") will contain (1) the name and/or names of any and all parties to whom the Shares may be transferred, (ii) the price at which said Shares are intended to be sold and (iii) the terms of payment and such other terms and conditions relating to the proposed transfer as are relevant and material for purposes hereof.

         (2) Right to Purchase. Buyer, and/or such other party or parties as designated by Buyer, shall have the right to purchase the Shares by an additional notice sent or given to Seller not later than 30 days after Buyer's receipt of the Initial Notice. The price to Buyer, or its designate(s), of said Shares shall be equal to the proposed price and the payments and other terms shall be consistent with those stated in the -Initial Notice. Seller shall not be required to sell to Buyer and/or its designates(s) less than all of the Shares covered in the Initial Notice, but may agree to do so. Notwithstanding any of the foregoing, Buyer, or any of its designate(s), shall not be obligated' to make any payment for said Shares to Seller unless or until it has received documents conveying said Shares. All incidents of ownership (including voting rights) shall be deemed to have been transferred as of the date that notice of purchase is sent or given to Seller.

         (3) Sale to Other(s). In the event and to the extent that the Shares covered by the Initial Notice are not so provided above, not being required to sell less than all of said Shares so covered to Buyer and/or its designate(s)), or if Buyer rejects, in writing, its rights to purchase said Shares, then Seller may transfer all of said Shares (but not less than all of said Shares)' to any and/or all of the parties identified in the Initial Notice (but not others) and upon the purchase, price and, payment and other terms set forth therein and/or as provided herein. In no event, without Buyer's written consent, shall Seller effect any such transfer upon any terms more favorable to any such other party than those set forth in the Initial Notice, and said transfer must be effected within 90 days after the earlier of' (i) the expiration of the 30-day period within which Buyer may purchase the Shares as provided above, or (ii) the

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                  date when Buyer rejects, by a written, notice given to Seller, its purchase rights thereto.

                  Section 7.03. Exceptions. The foregoing Sections 7.01 and 7.02 shall not preclude either-Partner from pledging or assigning distributions to be received by it from the Partnership. In addition, it shall not preclude a transfer of `Ownership Interest in the Partnership by a Partner to such Partner's parent or to an entity 100% of whose equity is owned either directly or indirectly by that Partner's parent.

                  Section 7.04. Transferees. All transferees shall execute a written instrument of express assumption pursuant to which it shall take such Shares subject to and burdened with (i) all the terms, provisions and conditions of this Agreement which should then become effective as between the transferee and the remaining Partner, and (ii) all other obligations the transferring Partner has to the Partnership, contractual or otherwise.

                                  ARTICLE VIII

                              DEFAULTS AND REMEDIES

                  Section 8.01. Default of a Partner. If any of the following events occur:

         (1) the entry of a decree or order by a court having jurisdiction in the premises adjudging a Partner or its Parent a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Partner or its Parent under the

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                  federal. Bankruptcy Act or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Partner or its Parent or `of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of ninety (90) consecutive days; or

         (2) the institution by a Partner or its Parent of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing of a petition or answer or consent seeking reorganization or relief under the federal Bankruptcy Act or any other applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of the Partner or its Parent or of any substantial part of its property, or the making by it of an assignment for the benefit or creditors or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Partner or its Parent in furtherance of any such action; or'

         (3) any part of the Ownership Interest of a partner in the Partnership is seized by a creditor of such Partner, and the same is not released from seizure or bonded out within thirty
                  (30) days from the date of notice of seizure; or

         (4) a Partner fails to perform any material obligation imposed upon such Partner under any agreement relating to money borrowed from the Partnership, or attempts to transfer any of its Ownership Interest in the Interest in the Partnership except as otherwise provided in Section 7.01; or

         (5) a Partner fails to repay advances debited to its Open Account upon demand by the partnership; then

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such Partner shall be deemed to be in default hereunder and shall be referred to as the "Defaulting Partner," and the other Partner shall be referred to as the "Non-Defaulting Partner."

                  The Non-Defaulting Partner shall have the right to give the Defaulting Partner a Notice of Default, which shall be in writing, shall, set forth the nature of the event of default, and shall' set forth the date by which such default must be cured which date shall be ninety (90) days after receipt of the Notice of Default. If within such ninety (90) day period the Defaulting Partner cures such default, the Notice of Default `shall be inoperative, and the Defaulting Partner shall lose no rights hereunder. If, within such specified period the Defaulting Partner does not cure such default, the Non-Defaulting Partner at; the expiration.of such period shall have the rights hereinafter specified.

                  Section 8.02. Buy-Sell Procedure at Option of Non-Defaulting Partner. If a Partner becomes a Defaulting Partner, pursuant to the provisions of Section 8.01 and the default is not cured within the specified period, then, in such event, the Non-Defaulting Partner shall `have the right, at its option, to proceed under the provisions of this Section 8.02 to either:

         (i) expel the Defaulting Partner from the Partnership by giving written notice specifying the expulsion date and Partner's Ownership Interest in the Partnership at

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                  a price which for such purposes shall be equal in amount to the Defaulting Partner' s Ownership Interest in the net book value of the Partnership as determined by generally accepted accounting principles as consistently applied by the Partnership (excluding goodwill and any capital resulting from write-up of assets) as shown by the Partnership books as of the end of the calendar month preceding the date of purchase, after deducting any amounts payable to the Partnership by the Defaulting Partner, any costs or remedying the default and any damages or costs to the Partnership or Non-Defaulting Partner, including any adverse federal tax consequences suffered by the Non-Defaulting Partner, resulting from the default. Payment to the Defaulting Partner may take the form of a ten (10) year promissory note of the Non-Defaulting Partner, the principal amount of which shall be paid in ten (10) equal annual payments, with interest payable annually and in arrears and at the floating prime rate of' Bank of America, San Francisco, California in effect, from time to time, but in no event in excess of the maximum rate of interest `permitted by applicable law; provided, however, that the `Non-Defaulting Partner shall have the option to

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                  prepay the note in whole or in part at any time without
                  penalty or premium. In the event the liability in respect of a period prior to the expulsion of the Defaulting Partner which liability had not been accrued on the books of the Partnership on the date the purchase price of the Defaulting Partner' a Ownership Interest `in the net book value of the Partnership was determined, the note provided for in the preceding sentence shall be reduced by an amount equal to the Defaulting Partner's proportionate share of such liability prior to its expulsion, or the Non -- Defaulting Partner may offset such an amount against any Other sums owed by the Partnership to the Defaulting Partner; or

         (ii) cure the default and the cost of such curing shall be charged against the Defaulting Partner's Capital Account and credited to the Non-Defaulting Partner's Capital Account. In such event, notwithstanding any provision of this Agreement to the contrary, the Ownership Interests of the Partners shall then be adjusted to reflect the relationship of the Partners Capital Accounts to each other. The distribution of Partnership profit and loss and cash flow shall also be -adjusted so that the Non-Defaulting Partner

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                  percentage interest therein shall be increased and the
                  Defaulting Partner's percentage interest therein decreased by the same number of percentage points or fraction of a percentage point as was their respective each time a default occurs and is cured by the Non-Defaulting Partner. Adjustments to the Partners' Ownership Interests shall be carried out to the nearest one-tenth of 1%. The Defaulting Partner's liability for any obligations to or of the Partnership, other than those involved in the curing of the default, in respect of a period prior to the effective date of the curing of the default, shall not be affected.

                  In addition to the foregoing, the Non-Defaulting Partner may, at its option, at any time within one (1) year following the date of receipt of notice by the Partner of the uncured default, cause the Partnership to terminate any contracts existing between the Partnership and the Defaulting Partner or its Parent or any of its affiliated entities on not less than ninety (90) days written notice.

                  The right of the Nan-Defaulting Partner to proceed under this
Section 8.02 shall be in addition to all other rights and remedies that the Non-Defaulting Partner may have either at law, equity, or otherwise.

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                                   ARTICLE IX

                       RESOLUTION OF DISPUTES ARBITRATION

                  Section 9.1. Any dispute between the Partners arising out of the interpretation or implementation of this Agreement shall initially be reviewed and considered by the Chief Executive officer (or his designate) of each of the Partners hereto, and in the event the: Partners are unable, within a reasonable period of time to resolve their differences by such means, then the dispute shall be determined by arbitration pursuant to the then current commercial arbitration rules of the American Arbitration Association. The request for arbitration shall be in writing, setting forth in detail the claim or claims to be arbitrated, the amount involved, if any, and the remedy sought. It shall be delivered to the other party within ninety (90) days from the date that discussions between the Chief Executive Officers terminated. Any failure to request arbitration within such ninety-day period shall be deemed a waiver of the right to arbitrate the dispute unless excused in writing. A board of three arbitrators shall be selected by the American Arbitration Association. The decision of not less than a majority of the arbitrators shall be final.

                  Section 9.2. The existence of a dispute which has oz may become the subject of arbitration shall in no way excuse either ERC ENERGY or CENTENNIAL GEOTHERMAL from performing its

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

obligations under this Agreement and each of the parties hereto shall continue to perform in accordance with the terms of this Agreement irrespective of the existence of any such dispute.

                  Section. 9.3. The Partner responsible for payment of the cost of arbitration shall, be determined by the American Arbitration Association.

                                    ARTICLE X

             CONTRIBUTI TO PARTNERSHIP LIABILITIES, INDEMNIFICATION

                  If either Partner pays any Partnership liability or obligation, the Partnership shall reimburse such Partner. Any payment under this Section by a Partner that is not reimbursed shall be considered a contribution to the capital of the Partnership. If the Partnership is unable to make such reimbursement, each Partner agrees to, and does hereby indemnify and save and hold harmless the other Partner, and to the extent set forth below each Affiliate and the Parent of the other Partner, from and against all claims, causes of action, liabilities, payments, obligations, expenses (including without limitation reasonable Lees of and disbursements, of counsel) or losses ("claims, liabilities and losses") arising out of a Partnership liability or obligation to the extent necessary to accomplish the result that neither Partner (together with its Affiliates and its Parent) shall bear any portion of a liability or obligation of the Partnership in any manner other than equally. Without limiting the generality of the foregoing, a claim, loss or liability shall be deemed to arise out of a Partnership liability or obligation if it arises out of, or is based upon, the conduct of the business of the Partnership or the Partnership's ownership of an interest in the Operating Partnership or any other property of the `Partnership (such property being hereinafter, referred to as the "Partnership Property"). The foregoing indemnification shall be available to an Affiliate and the Parent of a Partner with respect to a claim, liability or loss arising out of a Partnership liability or obligation, which is paid by or incurred by such Affiliate or Parent as a result of such Affiliate or Parent directly or indirectly owning or controlling a Partner, or as a result of the fact that an individual employed or engaged by the Partnership or a contractor is also a director, officer, or employee of such Affiliate or Parent. The foregoing shall not inure to the benefit of any Partner (or

Affiliate or Parent of any Partner) in respect of any claim, liability or loss which (1) arises out of, or is based upon, the gross negligence or willful misconduct of such Partner or the Parent or Affiliate of such Partner, (2) is a tax, levy or similar law or governmental charge not imposed upon the Partnership or upon Partnership Property, or (3) results from the breach, failure to perform or negligent performance of, any obligation of any Partner (or Affiliate or Parent of any Partner) under any contract entered into with the Partnership or on behalf of the Partnership, the Partnership reserving full right of legal recourse against each Partner and its Affiliates and Parents for breach or improper performance of such obligations. It is understood and agreed that, for the purposes of the foregoing sentence, no claim, liability or loss shall be deemed to arise out of, or be based upon, the gross negligence or willful misconduct of the Affiliate or Parent of any Partner solely by reasons of the fact that it arises out of, or is based upon, the gross negligence or willful misconduct of a director, officer, or employee of such Affiliate or Parent, if at the time of such negligence or misconduct such director, officer or employee was the Partnership.

                  The foregoing indemnity shall apply only to~ a claim, liability or loss to the extent that it is uninsured by the Partnership.

                                   ARTICLE XI

                           DISTRIBUTION ON TERMINATION

                  Section 11.01. Winding Up of Partnership. Upon the dissolution of the Partnership or its termination for any reason, the assets of the Partnership, after payment of liabilities, shall be converted into cash and the Capital

Accounts adjusted for such sales and the proceeds distributed in the following manner:

         (a) All Partnership liabilities shall be paid and discharged, or adequate funds set aside for the payment and discharge thereof, all out of the Partnership's cash after sale of all assets, with either Partner having the right of first refusal, for a period of not more than 90 days from the receipt of a third party offer to purchase, to purchase such assets at the same price and on the same terms and conditions as such third party offer. In the event that the liabilities of the Partnership cannot be fully satisfied and discharged after the sale or sales of all assets, the Partners shall assume and pay the excess equally; provided, however, that if the Capital adjusted for such sale or sales of all assets, shall be negative, such Partner shall first contribute to the Partnership an amount equal to the negative balance of its Capital Account. Any such payment will be credited to such Partner's Capital Account.

         (b) Thereafter, (i) a final examination, under United States, generally accepted auditing standards, of the Partnership's financial statements prepared in accordance with United States generally accepted accounting principles shall be made by the Partnership's independent public accountants, and (ii) statements setting forth the Partners' Capital Accounts shall be prepared by such independent public accountants in accordance with Section 3.03 of this Agreement. Copies of such financial statements and statements respecting Capital Accounts shall be furnished to each Partner. The Capital Accounts subsequent to these adjustments shall be termed the "Final Capital Accounts"

         (c) In the event that the Final Capital Account of a Partner is negative, such Partner shall pay to the Partnership an amount equal to' the negative balance in its account. The Partnership shall retain sufficient assets as a reserve to meet its obligations and contingent liabilities. It shall distribute any assets in excess of such reserve and, from time to time, such assets as are no longer needed for such reserve, to the Partners in proportion to their Final Capital Accounts.

         (d) The Partnership shall terminate when all property owned by the proceeds, after payment or satisfaction of liabilities to Partnership creditors shall have been distributed to the Partners.

         (e) Notwithstanding anything herein to the contrary, the provisions of this Article XI are meant to define the respective rights and duties of the Partners, and shall not give any third parties any rights against the Partners.

                                   ARTICLE XII

                               GENERAL PROVISIONS

                  Section 12.01. Integration. This Partnership Agreement is the entire agreement between the parties with respect to the subject matter hereof. Any prior' agreements, promises, negotiations or representations inconsistent with this Agreement (and not expressly set forth herein are of no force and effect. No alteration, modification, or interpretation hereof shall be binding unless in writing and signed by the Partners.

                  Section 12.02. Interpretation. This Partnership Agreement shall be interpreted and construed in accordance with the laws of the State of California. The titles of the Articles and Sections in this Agreement have been inserted as a matter of convenience, are for reference only, and shall not control or affect the meaning or construction of any of the terms and provisions hereof.

                  Section 12.03. Inspection. Each Partner or its authorized representatives, at its own expense, may examine and reproduce any of the Partnership's books or records, or may inspect the property of the Partnership at any reasonable time, and on reasonable notice. In addition, the Partnership shall, upon request, make available for examination by the Partners or their representatives, copies of all records and any and all other data relating to' the operations by the Partnership which it may have available. Each Partner, at its own expense, shall be entitled to copy any such data or records.

                  Section 12.04. Force Majeure. The respective obligations of each Partner hereto, other than the obligation to pay money shall be suspended while it is prevented from complying therewith, in whole or in part, by weather conditions, labor accidents or incidents, rules and regulations of any federal, state, or other governmental agency, delays in transportation, inability to obtain necessary materials in the open market, or any other cause of the same or other character beyond the reasonable control of such Partner.

                  Section 12.05. Notices. All notices, consents, requests, reports and other documents authorized or required, to be given pursuant to this Agreement shall be effective when personally served upon the Partner to be given such notice at the' address designated by it hereinbelow, or seventy-two (72) hours after the -same shall have been deposited in the United States Mails, properly addressed, certified or registered with return receipt requested, and with postage thereon fully prepaid. Until otherwise specified by notice in writing, the addresses for such notice shall be:

         If to ERC ENERGY:

         ERC ENERGY, INC.
         c/o ERC INTERNATIONAL, INC.
         3211 Jermantown' Road
         P.O. Box 10107
         Fairfax, Virginia 22030

         Attention: President

         If to CENTENNIAL GEOTHERMAL:

         CENTENNIAL GEOTHERMAL, INC.
         650 California Street, Suite 2250
         San Francisco, CA 94108

         Attention: President

                  Any Partner may at any time by written notice to the other. Partner change the address to which payment, notices, or communications shall be sent.

                  Section 12.06. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, subject to the restrictions on assignability set forth in ARTICLE VII hereof.

                  Section 12.07. Severability. If any provisions of this Agreement or the application thereof to any party or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

WITNESS:                                ERC ENERGY, INC.

                                        By -------------------------------------
                                           Title/s/ Vice President
/s/ Paul B. Clemente
--------------------------

WITNESS:                                CENTENNIAL GEOTHERMAL, INC.

--------------------------              By -------------------------------------
                                           Title/s/ Vice President